The Thomson Corporation
Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com News Release	[THOMSON LOGO] [SOLUCIENT LOGO]

Thomson Media Contacts:	Solucient Media Contact:

Jason Stewart Vice President, Media Relations The Thomson Corporation (203) 539-8339 jason.stewart@thomson.com	Christopher Clemmensen Vice President, Marketing (847) 424-4219 cclemmensen@solucient.com

Kyle Christensen Director, Communications Thomson Healthcare (201) 358-2219 kyle.christensen@thomson.com

Thomson Investor Relations Contact:

Frank Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson to Acquire Solucient, LLC

Thomson to combine industry-leading decision support capabilities and create powerful new tools to address quality and cost of healthcare

STAMFORD, Conn., EVANSTON, Ill., September 18, 2006 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, and Solucient, LLC today announced that Thomson has entered into a definitive agreement to acquire Solucient. Solucient is primarily owned by VNU Group B.V., Veronis Suhler Stevenson and VHA Inc. Solucient provides healthcare decision support solutions to nearly 3,000 customers, enabling them to effectively manage their organizations’ performance using data and advanced analytics. The acquisition will further strengthen Thomson’s position as a leading provider of healthcare decision support in the U.S. Solucient will become part of the Medstat business within Thomson’s scientific and healthcare group.

Solucient has a rich supply of public and proprietary data delivered within integrated work tools that help healthcare providers, such as hospitals and health systems, identify significant trends inside their organizations and benchmark their performance against similar organizations and national standards. Currently, more than 2,000 hospitals are Solucient customers. Through Medstat, Thomson has an equally rich set of work tools, primarily serving healthcare payers, including employers, health plans and government agencies, that are responsible for the healthcare of more than 100 million Americans. The combination of the two complementary businesses will effectively address the decision support needs of healthcare payers and providers. In addition, Thomson will be in position to provide healthcare decision makers with the most comprehensive and valuable set of decision support capabilities for managing both healthcare costs and quality of care.

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Thomson to Acquire Solucient

September 18, 2006

“Within Thomson Healthcare, we are dedicated to supporting professionals across the healthcare community with tools and critical information that enable them to make better decisions that improve patient care and better manage healthcare costs,” said Robert Cullen, president and chief executive officer, Thomson Scientific & Healthcare. “As the healthcare industry seeks new ways to reduce costs and improve outcomes of care, there is a pressing need for high-quality information that improves decision-making for both payers and providers. Solucient will advance Thomson’s vision and position us to provide healthcare decision makers with an unparalleled offering at a time when cost and the quality of care are on the forefront of healthcare reform.”

“Thomson has a clear vision for improving the performance of our healthcare customers,” said Nancy Nelson, Solucient chief executive officer. “Solucient will bring additional information, expertise and customer relationships that advance that vision and improve our ability to create and deliver the information healthcare professionals need to make important decisions faster.”

Solucient is primarily owned by VNU Group B.V., a leading global information and media company, Veronis Suhler Stevenson, a private equity and mezzanine capital fund management company, and VHA Inc., a healthcare provider alliance of more than 2,400 not-for-profit healthcare organizations. The transaction is expected to close later this year and is subject to customary closing conditions. Financial terms of the transaction were not disclosed.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2005 revenues of approximately $8.40 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,500 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About Solucient, LLC

Solucient is an information products company serving the healthcare industry. It is a leader in providing tools and vital insights that healthcare managers use to improve the performance of their organizations. By integrating, standardizing and enhancing healthcare information, Solucient provides comparative measurements of cost, quality and market performance. Solucient’s expertise and proven solutions enable providers and pharmaceutical companies to drive business growth, manage costs and deliver high quality care. For more information, visit www.solucient.com.

This news release includes forward-looking statements which are based on certain assumptions and reflect The Thomson Corporation’s current expectations. Forward-looking statements are those which are not historical facts and include the Corporation’s expectations regarding the anticipated benefits of the acquisition. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to the Corporation’s ability to successfully integrate Solucient and achieve expected synergies and actions of the Corporation’s competitors. Other risks and factors are discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, including the Corporation’s most recent annual information form, which is also contained in its annual report on Form 40-F for the year ended December 31, 2005. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.